May  15,  2003



The  Board  of  Directors
Amamasu  Technologies  Corporation
701  5th  Avenue,  36th  Floor,  Seattle,  Washington  98109  U.S.A.

Gentlemen,

Owing to personal reasons, I would like to tender my resignation as Chairman, President, Chief Financial Officer, Director, Secretary and Treasurer of Amanasu Technologies Corporation, effective immediately.
It has been a pleasure serving the Company for the past year.

Sincerely,

/s/Charlie  Lan